Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

Friday, February 18, 2011

In This Edition

NSTAR and NU continue to make progress toward Day One integration.

As we move forward with Day One readiness work, it is important to remain focused on our day-to-day business. Customers rely on us everyday for great service, and that commitment should not change as we make merger preparations. Thank you for your continued dedication to customers.

In this edition of Merger Update, you’ll read more about:

•	Regulatory approvals and hearings

•	Shareholder voting update

•	Employee Q&A

Filings and Approvals

Massachusetts – This week, the Massachusetts Department of Public Utilities (MDPU) informed us it suspended the merger approval schedule so it can determine whether the existing standard of review is adequate. The original schedule had hearings planned for April, with briefs due in May. The NU/NSTAR merger petition is based on over fifty years of precedent, which requires the merger petitioners to demonstrate the merger will result in “no net harm” to customers. However, several parties have commented that the MDPU should consider a new standard to determine if the merger instead provides “net benefits.” We will continue to provide updates regarding any impacts to the proceeding schedule in future editions of Merger Update.

Connecticut – The Connecticut state legislature raised a bill on February 15 that would ensure the Connecticut Department of Public Utility Control (DPUC) has jurisdiction over the merger. Since no formal language was introduced, we do not know the specific details at this time. As previously reported, the DPUC is scheduled to conduct oral arguments regarding its jurisdiction with respect to the proposed merger today. In addition, the DPUC will hold an informational hearing on the matter at a later date.

Continued on next page

  Shareholder Voting Ongoing

Voting continues for the March 4 special shareholder meetings. If you haven’t already, please make sure to join your fellow shareholders and vote FOR adoption of the merger agreement and FOR approval of the merger.

You can vote your shares by phone, Internet or by mailing the proxy card using the postage-paid envelope provided. If you have misplaced your proxy materials, or have questions, please contact your Investor Relations group for more information.

Becoming a Stronger Company

Many employees and other key stakeholders have inquired as to how the NU/NSTAR merger differs from others they may have heard about, or even been involved in before. How does this merger of equals translate into positive results?

NSTAR and NU are both strong companies, with solid financial and operational records. Together, we have the potential to achieve even higher, more diverse earnings growth, in addition to maintaining one of the most attractive return profiles in our industry.

In a merger of equals, no premium is paid for either company, which means the formula for success will be to leverage each company’s collective strengths for improved service to customers and increased value to shareholders.

Lastly, this merger will bring together two experienced leadership teams with proven track records for success. Staying locally-owned, with dual headquarters in Boston and Hartford, our post-close company will be serving the largest customer base in the region, making us New England’s premier energy provider.

Filings and Approvals cont.

New Hampshire – The New Hampshire Public Utilities Commission held an informational session on February 7, addressing the proposed merger with respect to Public Service of New Hampshire (PSNH) and the extent of the Commission’s legal obligation to review and approve the merger. NU CFO David McHale provided the Commission with an overview of the merger, noting it would have no adverse effect on PSNH rates, service or operations. NSTAR General Counsel Doug Horan and NU General Counsel Greg Butler were also in attendance. The Commission will determine at a later date what additional review of the merger, if any, may be needed.

Hart-Scott-Rodino – We satisfied a regulatory condition with the expiration on February 10 of the mandatory, pre-merger waiting period required under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976. The expiration of the HSR waiting period satisfies one of the closing conditions in the merger agreement.

Answers to Your Questions About the Merger

How does this merger affect our pension benefits?

Vested accrued pension benefits are guaranteed under the law. Additionally, employee benefits for represented employees are subject to collective bargaining. A comparison of all NSTAR and NU benefits, including pension and retirement plans, will be conducted, and a strategy developed over the next several months. Any changes will be communicated to employees.

Should the proposed merger affect my decision to retire this year?

No. There are no plans to offer an early retirement program as part of the merger.

Keeping You Current with Merger Update

This newsletter and future editions are designed to keep you posted on merger-related activities. We will publish regularly over the next several months as milestones are achieved and progress is made. Hearing from you will help us answer your questions. NU employees can forward questions to emcom@nu.com and NSTAR employees can forward questions to merger.questions@nstar.com.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”